SBA Communications Corporation

8051 Congress Avenue

Boca Raton, Florida 33487

November 12, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ronald (Ron) Alper, Staff Attorney

Re:	SBA Communications Corporation
Registration Statement on Form S-4
File No. 333-249893

Dear Mr. Alper:

SBA Communications Corporation hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 3:00 p.m. Eastern Standard Time on November 16, 2020, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the undersigned at (561) 995-7670 or the Company’s legal counsel, Kara L. MacCullough, Esq., at (954) 768-8255.

Very truly yours, SBA Communications Corporation

By:	/s/ Thomas P. Hunt
Name:	Thomas P. Hunt
Title:	Executive Vice President, Chief Administrative Officer and General Counsel

cc:	Kara L. MacCullough, Esq.
Greenberg Traurig, P.A.